October 16, 2018

Mark Gordon
Chief Executive Officer
Odyssey Marine Exploration, Inc.
5215 West Laurel Street
Tampa, FL 33607

       Re: Odyssey Marine Exploration, Inc.
           Registration Statement on Form S-3
           Filed October 2, 2018
           File No. 333-227666

Dear Mr. Gordon:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

Cover Page

1. Please set forth in the fifth paragraph the calculation of the aggregate market value of your outstanding voting and nonvoting common equity. Refer to Instruction 7 to General
       Instruction I.B.6 to Form S-3.
Documents Incorporated by Reference, page 9

2. Please identify each specific Form 8-K filed since December 31, 2017 that you are incorporating by reference. Refer to Item 12(a) to Form S-3.
 Mark Gordon
Odyssey Marine Exploration, Inc.
October 16, 2018
Page 2
General

3. Refer to note (3) to the Calculation of Registration Fee table. Please tell us how you meet the condition in Rule 457(p) that the subsequent registration statement must be filed within five years of the initial filing date of the earlier registration statement. We note in this regard that the earlier Form S-3 was initially filed May 10, 2012.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions you may have.



                                                             Sincerely,
FirstName LastNameMark Gordon
                                                             Division of
Corporation Finance
Comapany NameOdyssey Marine Exploration, Inc.
                                                             Office of
Transportation and Leisure
October 16, 2018 Page 2
cc:       David M. Doney
FirstName LastName